VEDDER PRICE P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 312-609-7500 FAX: 312-609-5005 CHICAGO • NEW YORK CITY • WASHINGTON, D.C.

COREY L. ZARSE 312-609-7785 czarse@vedderprice.com
November 5, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Dominic Minore

Re:	American Municipal Income Portfolio Inc. (XAA), File No. 811-07678
Minnesota Municipal Income Portfolio Inc. (MXA), File No. 811-07680
First American Minnesota Municipal Income Fund II, Inc. (MXN), File No. 811-21193
American Income Fund, Inc. (MRF), File No. 811-05642 (each a “Registrant”)
Preliminary Proxy Statement
Dear Mr. Minore:
     On October 22, 2010, the Registrants filed with the Securities and Exchange Commission (the “Commission”) a Preliminary Proxy Statement in connection with the annual meeting of shareholders of the Registrants. You provided comments on the Preliminary Proxy Statement by telephone on October 29, 2010 and November 2, 2010. The following sets forth those comments and the Registrants’ responses to them. All page references are to the Preliminary Proxy Statement filed with the Commission on October 22, 2010.
1. Comment: Please confirm whether a shareholder letter will accompany the proxy statement and, if so, confirm that it will be filed with the Commission prior to its use.
     Response: A shareholder letter will not accompany the proxy statement.
2. Comment: Please revise the description of the transaction on page 13 of the proxy statement to make it clearer that there is not a change of control of FAF Advisors, Inc. and that there is not an assignment of the advisory agreements.
     Response: The disclosure has been revised to note that the advisory agreements are not being assigned and that there is not a change of control of the investment advisor.

Securities and Exchange Commission
November 5, 2010

3. Comment: Please confirm that the summary of the advisory agreements and amendments includes a description of the material terms of such agreements and include a statement to that effect in the introductory paragraph.
     Response: The Registrants confirm that material terms of the advisory agreements and amendments are described in the summary and that the introductory paragraph has been revised as requested.
4. Comment: Please confirm that the summary of the sub-advisory agreements includes a description of the material terms of such agreements and include a statement to that effect in the introductory paragraph.
     Response: The Registrants confirm that material terms of the sub-advisory agreements are described in the summary and the introductory paragraph has been revised as requested.
     If you have any questions, please contact the undersigned at (312) 609-7785.

Very truly yours,
/s/ Corey L. Zarse
Corey L. Zarse

CZ/lj

cc:	Kathleen Prudhomme Kevin McCarthy Deborah Bielicke Eades Renee Hardt